

August 6, 2007

Mr. Richard N. Jeffs
President
Rock City Energy Corp. (f/k/a Vallenar Holdings, Inc.)
3388 Via Lido, Fourth Floor
Newport Beach, California 92663

> **Re:** **Rock City Energy Corp. (f/k/a Vallenar Holdings, Inc.)**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed July 24, 2007**
> **File No. 333-139312**

Dear Mr. Jeffs:

We have reviewed your filing and response letter dated July 24, 2007 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Form SB-2

Management, page 23

1.   We refer you to prior comment 4. Please provide disclosure in the Prospectus Summary and Risk Factors sections regarding the order that your President, CFO and director, Mr. Jeffs, received from the British Columbia Securities Commission. Disclose the facts that gave rise to the order and the effect of such order on Mr. Jeff's duties and on the company, if any.

Index to Financial Statements, page F-1

2.   We have considered your response to our prior comment number 5 in our letter of June 27, 2007. We reissue this comment as it relates to our instructions to clearly label the Vallenar Energy Corp. financials as "Predecessor" and to include an introduction to the financial statements to explain the inclusion of the predecessor financial statements.

Index to the Financial Statements, page F-15

3.   Please remove the financials statements related to the period September 30, 2006, as these financial statements are not required.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Gary Newberry at (202) 551-3761 or, in his absence, April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. Please contact Jason Wynn at (202) 551-3756 or, in his absence, me at (202) 551-3611 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: G. Newberry
        A. Sifford
        J. Wynn

        <u>via facsimile</u>
        Mary Ann Sapone, Esq.
        Richardson & Patel LLP
        (310) 208-1154